Exhibit 4.30

EXCLUSIVE LICENSE AGREEMENT

This agreement (hereinafter "Agreement"), effective as of this 17th day of October, 2019 (hereinafter the “Effective Date”), is by and between the Skinvisible Pharmaceuticals, Inc. a Nevada corporation and having its principal place of business at 6320 South Sandhill Road, Suite 10, Las Vegas, Nevada, 89120 (“Skinvisible”) and Quoin Pharmaceuticals, Inc., a Delaware corporation having a place of business located at 42127 Pleasant Forest Court, Ashburn, VA, 20148 (hereinafter “Licensee”).

1.0	Preamble

1.1	Skinvisible is the owner of the Patent Rights as defined below.

1.2Skinvisible desires that the Patent Rights be used for the development of products for commercial sale in the Field in the Territory, and to this end desires to license the Patent Rights to a company capable of such development.

1.3Licensee desires to acquire a license to the Patent Rights so that it can develop products in the Field in the Territory. Licensee is under no contractual or other obligation that encumbers, restricts, or limits any of the rights granted by Skinvisible under this Agreement.

2.0	Definitions

2.1Terms defined in this Article 2.0, and parenthetically defined elsewhere in this Agreement, will throughout this Agreement have the meaning here or there provided. Defined terms may be used in the singular or in the plural, as sense requires.

2.2“Affiliate” means any corporation or other business entity that controls, is controlled by, or is under common control with the Licensee or Skinvisible. “Controls,” “control” or “controlled” as used in this paragraph means direct or indirect ownership of more than fifty percent (50%) of the voting stock of such corporation, or more than a fifty percent (50%) interest, direct or indirect, in the decision-making authority of such other unincorporated business entity.

2.3“Confidential Information” means information that is marked as confidential, or, if orally or visually disclosed, is indicated at the time of disclosure as confidential and provided in written form within thirty days. Notwithstanding the foregoing, the Receiving Party will have no obligation of confidentiality relating to any information of the Disclosing Party that:

(i)is disclosed by the Disclosing Party without restriction on further dissemination or is otherwise disclosed by the Receiving Party in compliance with the terms of the Disclosing Party’s prior written approval; or

(ii)at the time of receipt by the Receiving Party was independently known or developed by the Receiving Party, or becomes independently known to the Receiving Party thereafter, and can be so documented by written records; or

(iii)at any time becomes generally known to the public or otherwise publicly available through no fault of Receiving Party; or

(iv)has been or is made available to Receiving Party by a third party having the lawful right to do so without breaching any obligation of nonuse or confidentiality to Disclosing Party; or

(v)the Receiving Party is obligated to disclose in order to comply with applicable laws or regulations, or with a court or administrative order, provided that the Receiving Party (i) promptly notifies the Disclosing Party, and (ii) cooperates reasonably with the Disclosing Party’s efforts to contest or limit the scope of such disclosure.

2.4“Field” means all prescription drug products for indications listed in Appendix B except for the   Exclusions listed.

2.5“First Commercial Sale” means the initial transfer by or on behalf of Licensee or its Affiliate in exchange for cash or some equivalent of product to be sold commercially.  This does not include clinical supplies or product samples.

2.6“Licensed Product” means any tangible materials developed using the Polymer, the Patent Rights or Technical Information in the Field.  For the avoidance of doubt, Licensed Products excludes any product where an ingredient is any form of cannabis (from marijuana or hemp) whether natural, synthetic or otherwise derived, or hemp seed oil.

2.7“Net Sales Revenue” means the gross amount of monies or cash equivalent or other consideration that is invoiced by Licensee or Affiliate to unrelated third parties for sale or transfer of Licensed Products, less (a) all trade, quantity, and cash discounts actually allowed and taken; (b) credits and allowances actually granted and taken on account of rejections, returns, or billing errors; (c) packing costs; (d) transportation; (e) insurance; (f) taxes, duties, tariffs, or other governmental charges imposed on the sale of the Licensed Product, including value added taxes or other governmental charges otherwise measured by the amount paid for the Licensed Product, but specifically excluding taxes based on the net income of the seller.

2.8 “Patent Rights” means those patents and patent applications listed in Appendix A and all patents claiming priority thereto or arising therefrom.

2.8.1“Patent Rights” includes patents and patent applications, whether domestic or foreign, including all provisionals, divisionals, continuations, reissues, reexaminations, renewals, extensions, and supplementary protection certificates of any such patents and patent applications.

2.8.2Only to the extent that claims issuing therefrom obtain the benefit of a priority date of any of the foregoing applications and contain one or more claims directed to the invention or inventions disclosed in 2.8.1., “Patent Rights” also includes continuations-in-part, and all divisionals and continuations of these continuations-in-part, patents arising therefrom, and foreign patents, extensions, and supplemental protection certificates and applications corresponding thereto

2.9    “Polymer”:  shall mean Skinvisible’s proprietary polymer delivery system technology covered by those patents and patent applications listed in Appendix A and all patents claiming priority thereto or arising therefrom and developed using the Technical Information for the Licensed Products.

2.10“Sublicense” means the present, future or contingent transfer of the license, right, or option granted under Article 3.0. to import, make, have made, use, and sell the Licensed Product including the clinical development of the Licensed Product.

2.11"Sublicensee” means any third party to whom Licensee has granted a sublicense pursuant to Article 4.0 of this Agreement to make, have made, use, and/or sell the Licensed Product under the Patent Rights, provided the third party has agreed in writing with Licensee to accept the conditions and restrictions agreed to by Licensee in this Agreement.

2.12	“Territory” means all countries in the world.

2.13 “Technical Information” means as it applies to Licensed Products only; any technical facts, data, or advice, written or oral (in the form of information contained in patents and patent applications, reports, letters, drawings, specifications, testing procedures, training and operational manuals, bills of materials, photographs and the like) developed prior to the Effective Date of this Agreement that: (a) is directly related to the Patent Rights; (b) was developed at Skinvisible; and (c) is owned or in the possession of Skinvisible.

3.0Grant of Rights

3.1Grant. Subject to Licensee's compliance with Articles 8.0 (Licensing Fees and Royalty) and 9.0 (Payments and Reports), and all other provisions of this Agreement, and to the reservation of rights in Paragraphs 3.2, Skinvisible hereby grants to Licensee, and Licensee accepts, an exclusive, royalty-bearing license, with the right to Sublicense, in the Field under the Patent Rights and Technical Information to import, make, have made, and use, and sell Licensed Products in the Territory. Once the License Fee in clause 7.1 has been fully paid, the grant of rights shall fully come into effect. Until then Licensee’s rights will be limited to R&D, clinical trial and regulatory submission uses only.

3.2No Other Rights Implied. This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of Skinvisible other than the  Patent Rights defined in Paragraph 2.8 and Appendix A attached hereto, regardless of whether such patents are dominant or subordinate to the Patent Rights.

4.0	Sublicensing

4.1Right to Sublicense. During the term of exclusivity of the license granted in Section 3.1 of this Agreement, Licensee will have the right to grant Sublicenses to Licensed Products in the Field and Territory. For clarity, the Licensee does not have the right to Sublicense the formulation development of the Licensed Product.

4.2Obligations of Licensee. With respect to the right to Sublicense granted pursuant to this Section, Licensee shall:

4.2.1assume responsibility for its Sublicensees and not grant any rights that are inconsistent with the rights and obligations of this Agreement. Any act or omission of a Sublicensee that would be a breach of this Agreement if performed by Licensee will be deemed a breach by Licensee of this Agreement;

5.0	Confidential Information

5.1 Patent and Technical Information. Licensee acknowledges that it has previously received copies of all patents and patent applications comprising the Patent Rights. Skinvisible agrees to provide Licensee with Technical Information upon request, however only on an as needed basis. For clarity, Skinvisible is not obligated to provide all confidential information regarding all Polymer formulations, only those formulations Skinvisible deems relevant to the Licensed Product and only at the time it is being used for a specific Licensed Product’s development by the Licensee.  Prior to 50% of the License Fee being paid, the Licensee is restricted to Technical Information for a maximum of two (2) Polymers for 2 product formulations. Pursuant to this Agreement, all information and correspondence relating to the Patent Rights received from Skinvisible or Skinvisible's patent counsel and all Technical Information is considered Skinvisible's Confidential Information, whether or not marked as confidential.

Skinvisible acknowledges that it has previously received copies of confidential business information of Licensee. Pursuant to this Agreement, all information and correspondence relating to Licensee’s confidential business information received from Licensee is considered the Licensee’s Confidential Information, whether or not marked as confidential.

5.2 Confidentiality Obligation. Beginning on the Effective Date of this Agreement and continuing throughout the term of this Agreement and shall survive the termination of this Agreement, whether upon expiration or termination by either party, neither party will at any time, without the express prior written consent of the other, disclose or otherwise make known or available to any third party any Confidential Information of the other party. The receiving party will utilize reasonable procedures to safeguard the Confidential Information of the disclosing party, including releasing such Confidential Information only to its employees, agents, or Affiliates on a “need-to-know” basis and those individuals shall be bound to the same confidentiality obligations as defined in this Agreement. Licensee is authorized to release Confidential Information to potential Sublicensees for the purpose of negotiating and granting a Sublicense, provided that Licensee takes reasonable precautions to safeguard such Confidential Information of Skinvisible.  The Licensee, its employees, agents or Affiliates, shall not use Skinvisible’s Confidential Information in any manner that would breach this Agreement.  Licensee shall not use Technical Information for the development of any products or for any other purpose outside of the scope of this Agreement even after a specific Skinvisible patent has expired.

5.3 Licensee’s Confidential Information. Except as required by law, Skinvisible will maintain in confidence all information provided by Licensee as Licensee's Confidential Information. In the event of a request for such information, Skinvisible agrees to inform Licensee of such request.

6.0	Patent Prosecution and Cost Recovery

6.1Patent Prosecution. Skinvisible or its designee will have sole control over the filing, prosecution, maintenance, and management of any and all issued patents and pending and future patent applications encompassing the Patent Rights, as of the Effective Date of this Agreement;. Skinvisible will select all outside counsel for prosecution of the Patent Rights and such counsel will represent Skinvisible in such prosecution. Skinvisible will keep Licensee fully informed, at Licensee’s expense, of all prosecution related actions, including submitting to Licensee copies of all official actions and responses, and will reasonably cooperate with Licensee to whatever extent is reasonably necessary to provide Licensee the full benefit of the license granted herein. Each party will promptly inform the other as to all matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Patent Rights and permit a reasonable amount of time for each other to provide comments and suggestions with respect to the preparation, filing, and prosecution of Patent Rights, which comments and suggestions will be considered by the other party.

6.2Extension of Licensed Patent(s). Licensee may request that Skinvisible have the normal term of any Patent Rights extended or restored under a country’s procedure of extending patent term for time lost in governmental regulatory approval processes, and the expense of doing so shall be borne by Licensee. Licensee shall assist Skinvisible to take whatever action is necessary to obtain such extension. In the case of such extension, royalties pursuant to Article 8.0 shall be payable until the end of the extended life of the patent. In the event that Licensee does not elect to extend Patent Rights, Skinvisible may, at its own expense, effect the extension of such patents.

7.0	Licensing Fees, Milestone Payments and Royalties

7.1License Fee. As partial consideration for the rights conveyed by Skinvisible under this Agreement, Licensee agrees to pay to Skinvisible a one-time, non-refundable, non-creditable license issue fee of one million USD dollars (USD $1,000,000) (“License Fee”).  In the event that the Licensee’s initial funding event is equal to or greater than ten million USD (USD $10,000,000), the full License Fee shall be payable immediately upon the successful closing of the initial funding event. In the event that any funding event is less than USD$10,000,000, Licensee will pay Skinvisible a non-refundable 10% of the net amount raised in any funding event until the full License Fee is paid, with a minimum non-refundable payment of five hundred thousand USD dollars (USD $500,000) due no later than December 31, 2019 (“First Half Payment”) and the balance due no later than March 31, 2020. This Agreement will automatically terminate if the First Half Payment is not paid by December 31st, 2019 or the full License Fee is not paid by March 31, 2020. Licensee agrees to hold bi-monthly update calls with Skinvisible on the status of funding until such time the full License Fee is paid.

7.2Earned Royalties.

7.2.1

During the term of this Agreement, Licensee agrees to pay to Skinvisible an earned royalty of five percent (5%) of Licensee’s Net Sales Revenue for each Licensed Product for the last to expire of the Patent Rights or Extension of Patent Rights (the “Royalty Period”), .Earned royalty payments are due and payable within forty-five (45) days of the end of each calendar quarter.

7.2.2

In the event that Licensee Sublicenses a Licensed Product to a Third Party, the Licensee agrees to pay Skinvisible 25% of the revenue received as royalty payments (“Royalty Revenue”) from the Third Party up to a maximum royalty of 5% of Sublicensee’s net sales.

7.2.3	Reduction of Royalty Fees. For Licensed Product sold by Licensee or an

Affiliate, if, during the Royalty Period, any third party makes available for purchase a Generic Product (as defined below), the Royalty Fees with respect to such Royalty Products shall be reduced from 5% to 2.5% with respect to Net Revenue from the country in which such Generic Product is sold.  If, during the Royalty Period, one or more third parties make available for purchase two or more Generic Products, the Royalty Fees with respect to such Royalty Products shall be reduced from 2.5% to 1% with respect to Net Revenue from the country in which such Generic Products are sold.  For Licensed Product sold by a Sublicensee, if, during the Royalty Period, any third party makes available for purchase a Generic Product (as defined below), the Royalty Fees due to Skinvisible with respect to such Licensed Products shall be reduced to 15% of Licensee’s Royalty Revenue with respect to Net Revenue from the country in which such Generic Product is sold.  If, during the Royalty Period, one or more third parties make available for purchase two or more Generic Products, the Royalty Fees due to Skinvisible with respect to such Licensed Products shall be reduced from 15% to 5% of Licensee’s Royalty Revenue from the country in which such Generic Products are sold.  As used herein, “Generic Product” means any product approved by the FDA or another applicable domestic or foreign regulatory authority to be deemed generically equivalent to the Royalty Product irrespective of its formulation but with the same active ingredient as the Licensed Product.

7.3Milestone Payments. Licensee agrees to pay Skinvisible the following milestone payments for Licensed Products for the first Rare Skin Disease Product and the first two (2) Ketamine Products to reach each milestone as set forth below (the “First Products”).  For the avoidance of doubt, if a clinical milestone is reached by Licensee the full Milestone Payment is due to Skinvisible. If the clinical milestone is reached by a Sublicensee of the Licensed Product then 25% of the Milestone Payment is due to Skinvisible.  Milestones are described below:

7.3.1 Clinical Milestones and Milestone Payments:

(i)Successful completion of Phase 2 testing:  $2.5 million

(ii)Successful completion of Phase 3 testing:  $5.0 million.

(iii)Regulatory approval in US: $10 million

(iv)Regulatory approval in EU: $5.0 million

7.3.2    Sales Milestones.  Sales Milestones shall be paid for each and every Licensed Product commercialized by Licensee or its affiliates as follows when Licensee’s net sales for each Licensed Product achieves the following levels in any one calendar year. No Sales Milestones will be paid for sublicensed products.

(a)	$10 million for $100 million in sales.
(b)	$25 million for $250 million in sales.
(c)	$50 million for $400 million in sales.

7.3.3    Milestone Notification.  Licensee must notify Skinvisible in writing within thirty (30) days upon the achievement of each milestone.  Payment of the appropriate milestone payment shall be made within sixty (60) days of achievement of each milestone. No sales milestone payments will be made for any sublicensed product.

7.4  Royalty Stacking: If, during the term of this Agreement, Licensee is required to obtain one or more licenses from any third party (“Third Party License(s)”) in order to avoid infringing such third party’s patent(s) in the development, manufacture, or sale of the Licensed Products, and the total royalty payable by the Licensee on the Licensed Products under this Agreement and to all Third Party License(s) exceeds 20% of the Net Sales Value, the Skinvisible’s royalty rate  shall be reduced proportionately, but in no event shall Skinvisible royalty rate fall below 3% except as under the conditions outlined in section 8.3.

7.5   Minimum Timeline of First Licensed Product:   Licensee agrees to commence clinical testing on at least one Licensed Product in the Field within 12 months from the Effective Date (“Development Deadline”) where clinical testing is defined as a study in which one or more human subjects are prospectively assigned to one or more interventions including a Licensed Product to evaluate the effects of those interventions on health-related biomedical or behavioral outcomes In the event that Licensee has not commenced such testing by the Development Deadline, this Agreement will terminate immediately unless initiation of such testing has been materially delayed  by the FDA or another regulatory authority by putting the product on a clinical hold which would then put the Development Deadline on hold. Licensee will promptly inform Skinvisible if it receives a clinical hold from the FDA or another regulatory authority and Licensee will respond to the request in a timely fashion. . In the event Licensee concludes that successful resolution of the clinical hold is not feasible then Licensee will promptly inform Skinvisible that it is ceasing further development of that Licensed Product and Skinvisible will have the right to use or license its technology for that particular indication including the same active ingredient. Skinvisible, however, will not use any of  the use of Licensees confidential information. When the clinical hold has been fully lifted, the clock on the 12 month commitment will resume for an additional 12 month period.

8.0	Payment and Reports

8.1Reports.

8.1.1

Royalty Reports. With each royalty payment, Licensee must include a report setting forth such particulars of the business conducted by Licensee, Affiliate, and each Sublicensee during the preceding calendar quarter as will be pertinent to royalty accounting as specified in this Agreement. This report must include at least (a) the number of units of Licensed Products sold; (b) gross amounts billed or invoiced for Licensed Products; (d) net revenues received from each Sublicensee during the most recently complete calendar quarter; (e) discounts and allowances and any other deductions; and (f) calculation of total royalties due Skinvisible.

8.1.2

Clinical Status Reports.  Licensee agrees to provide Skinvisible with written quarterly updates on the status of the clinical development and Clinical Milestones for the first Rare Skin Disease Product and the first two (2) Ketamine Licensed Products in addition to development and commercial updates for all other Licensed Products.

8.2Payments.

8.2.1	Royalties shall accrue when Licensee has received payment from a third Party or Sublicensees for Licensed Products delivered to a third party or Sublicensee.

8.2.2	Licensee must pay earned royalties to Skinvisible quarterly within forty five

(45) days of each of the following dates: March 31, June 30, September 30, and December 31 of each year.

8.3Form of Payments. All payments required under this Agreement must be made in U.S. dollars by check or money order payable to Skinvisible Nevada, and delivered to Skinvisible as specified in this Agreement; or, if so directed in writing by Skinvisible, in such currency, form, and to such account as Skinvisible may designate. The royalties on sales in currencies other than U.S. Dollars must be calculated using the appropriate foreign exchange rate for such currency quoted in The Wall Street Journal on the last business day of the calendar quarter in which the Net Sales Revenue occurred.

9.0Polymer Sourcing

Polymer Manufacturing:   Licensee shall, and at its sole expense for any set-up, validation or other costs associated with transferring the manufacturing know-how of the Polymer manufacturing and validation, have the GMP Polymer be manufactured by an alternate supplier or suppliers which will be pre-approved by Skinvisible, and such approval shall not be unreasonably withheld Skinvisible will work with Licensee and will promptly transfer manufacturing process to such alternate supplier or suppliers. Any alternate supplier shall be required to agree to the same Confidentiality obligations of the Licensee as defined in this Agreement.  Prior to the Licensee manufacturing its own GMP Polymer, Skinvisible agrees not to charge Licensee a markup on any non-GMP  Polymer which it supplies that is used solely for clinical studies or any other non-commercial use, however limited to a reasonable quantity that Skinvisible is able to manufacture and supply.

10	Record Keeping

10.1  Records. Licensee and its Affiliates must keep complete and accurate records and books of account containing all information necessary for the computation and verification of the amounts to be paid hereunder. Licensee must keep these records and books for a period of three (3) years following the end of the Licensee’s fiscal year to which the information pertains.

10.2   Audit Rights. Skinvisible shall have the right annually at their own expense and on a confidential basis to have an independent certified public accountant reasonably acceptable to Licensee review such records, at the Licensee’s offices upon reasonable notice and during reasonable business hours, for the purposes of verifying royalties payable to Skinvisible hereunder.  Such accountant shall execute a suitable confidentiality agreement reasonably acceptable to the Licensee prior to conducting such audit.  Such accountant may disclose to Skinvisible only its conclusions regarding the accuracy and completeness of Royalty Payments and of records related thereto, and shall not disclose the Licensee’s confidential business information to Skinvisible without the prior written consent of Licensee.  All underpayments discovered pursuant to this section 4.4, plus interest at the then prevailing prime interest rate published by Citicorp, New York, New York, U.S.A., on the amount underpaid shall be promptly paid to Skinvisible; provided, however, that such underpayment is discovered within two (2) years of the payment due date.  Skinvisible shall incur the expense of the audit only if it is determined that Skinvisible received ninety percent (90%) or more of the amounts owed for the period audited and in all other circumstances the Licensee shall incur the expense of the audit.

11.0Term and Termination of Agreement

11.1Term. The term of this Agreement will commence on the Effective Date and will continue until the last of the Patent Rights expires (such expiration to occur only after expiration of extensions of any nature to such patents which may be obtained under applicable statutes or regulations in the respective countries of territory, such as the Drug Price Competition and Patent Term Restoration Act of 1984 in the U.S.A. and similar patent extension laws in other countries), unless sooner terminated in accordance with the provisions set forth in this Article 11.0 (Term and Termination of Agreement) of this Agreement.

11.2Termination for Breach. Skinvisible may terminate this Agreement effective ninety (90) days after Licensee’s receipt of Skinvisible’s Notice of Termination, if Licensee (a) is in default in payment of royalties or in providing reports, or (b) materially breaches this Agreement and, in each case, does not cure such breach within ninety (90) days after receiving the Notice of Termination by Skinvisible. Licensee agrees that any and all diligence requirements are material license terms, as are all royalty and payment requirements.

11.3Termination for Bankruptcy. This Agreement and the license granted hereunder will terminate immediately in the event that: (a) Licensee seeks liquidation, reorganization, dissolution or winding-up of itself, is insolvent or evidence exists as to its insolvency, or Licensee makes any general assignment for the benefit of its creditors; (b) a petition is filed by or against Licensee, or any proceeding is initiated by or against Licensee, or any proceeding is initiated against Licensee as a debtor, under any bankruptcy or insolvency law, unless the laws   then in effect void the effectiveness of this provision; (c) a receiver, trustee, or any similar officer is appointed to take possession, custody, or control of all or any part of Licensee’s assets or property; or (d) Licensee adopts any resolution of its Board of Directors or stockholders for the purpose of effecting any of the foregoing.

11.4Licensee’s Right to Terminate. Licensee will have a right to terminate this Agreement with or without cause, upon ninety (90) days prior written notice to Skinvisible.

11.5No Other Remedies Affected. The provisions under which this Agreement may be terminated will be in addition to any and all other legal remedies which either party may have for the enforcement of any and all terms hereof, and do not in any way limit any other legal remedy such party may have.

11.6Termination Ends Grant of Rights. Termination of this Agreement will terminate all rights and licenses granted to Licensee under Paragraph 3.0 of this Agreement.

11.7Effect of Termination on Financial Obligations. Termination by Skinvisible or Licensee under the options set forth in this Agreement will not relieve Licensee from any financial obligations to Skinvisible arising from this Agreement that accrue prior to or after termination, or from performing according to any and all other provisions of this Agreement that survive termination.

11.8In the event that there remain no valid, enforceable, and infringed Patent Rights for any patents listed in Appendix 1 or Extended Patent Rights, then following termination Licensee and any Sublicensees will have no further obligation to pay royalties thereon or to account to Skinvisible therefor.

11.9Final Report. Within ninety (90) days of termination of this Agreement, Licensee shall submit a final report. Any royalty payments or patent expense reimbursements due to Skinvisible will become immediately due and payable upon termination.

11.10Disposition of Licensed Products on Hand. Upon termination of this Agreement, Licensee may dispose of all previously made or partially made Licensed Product within a period of ninety (90) days of the Effective date of such terminations provided that the sale of such Licensed Product by Licensee or its Affiliate, shall be subject to the terms of this Agreement, including but not limited to the rendering of reports and payment of royalties required under this Agreement.

12.0Notices

Any notice or other communication will be in writing and will be deemed to have been properly given and be effective (i) upon the date of delivery if delivered in person, , or courier service or sent by telecopy, facsimile transmission or other electronic means of transmitting written documents with confirmation of receipt; or to the respective addresses set forth below, or to such other address as either party will designate by written notice given to the other party, or (ii) five days after mailing, if mailed by first-class or certified mail, postage paid, or to the respective addresses below

In the case of Licensee:

Quoin Pharmaceuticals

42127 Pleasant Forest Court

Ashburn, VA 20148

ATTN: Michael Myers, Ph.D

Email: mmyers@quoinpharma.com

Cell: 703 9804182

In the case of Skinvisible:

Mr. Terry Howlett

Skinvisible Pharmaceuticals, Inc.

6320 S. Sandhill Road, Unit 10, Las Vegas, NV 89120

email terry@skinvisible.com

Telephone No.:702.433.7154

14.0     Proprietary Rights

Licensee will not, by performance under this Agreement, obtain any ownership interest in Patent Rights or any other proprietary rights or information of Skinvisible, its officers, inventors, employees, students, or agents.

15.0	Patent Infringement

15.1Notification of Infringement. Skinvisible and Licensee will promptly notify each other of any infringement or possible infringement of the Patent Rights, as well as any facts that may affect the validity, scope, or enforceability of the Patent Rights, of which either party becomes aware. Both parties shall use reasonable efforts and cooperation to terminate infringement without litigation.

15.2Rights to Sue for Infringement. Pursuant to this Agreement and the  provisions  of Chapter 29 of Title 35, United States Code, Licensee may a) bring suit in its own name, at its own expense, and on its own behalf for infringement of presumably valid claims in the Patent Rights and defend in its own name, at its own expense, any allegation of invalidity or non- infringement of any of the Patent Rights brought in a declaratory judgment action or raised by way of counterclaim or affirmative defense in an infringement suit brought by the Licensee; b) in any such suit, enjoin infringement and collect for its use damages, profits, and awards of whatever nature recoverable for such infringement; and c) settle any claim or suit for infringement of the Patent Rights provided, however, that Skinvisible will have the first right to take such actions and will have a continuing right to intervene in such suit. Licensee will take no action to compel Skinvisible either to initiate or to join in any such suit for patent infringement. Licensee may request Skinvisible to initiate or join any such suit if necessary to avoid dismissal of the suit. Should Skinvisible be made a party to any such suit, Licensee must reimburse Skinvisible for any costs, expenses, or fees that Skinvisible incurs as a result of such motion or other action, including any and all costs incurred by Skinvisible in opposing any such motion or other action. Upon Licensee's payment of all costs incurred by Skinvisible as a result of Licensee's joint motion or other action, these actions by Licensee will not be considered a default in the performance of any material obligation under this Agreement. In all cases, Licensee will keep Skinvisible reasonably apprised of the status and progress of any litigation. Before Licensee commences an infringement action, Licensee must notify Skinvisible and give careful consideration to the views of Skinvisible in deciding whether to bring suit.

15.3Skinvisible will cooperate fully with Licensee in connection with an infringement action initiated under Paragraph 15.2. Skinvisible will promptly provide access to all necessary documents and render reasonable assistance in response to a request by Licensee.

16.0	Patent Validity

16.1If any claim challenging the validity or enforceability of any Patent Rights will be brought against Licensee, Licensee will promptly notify Skinvisible. Skinvisible, at its option, will have the right, within thirty (30) days after notification by Licensee of such action, to intervene and take over the sole defense of the claim at Skinvisible’s expense.

16.2 If a third party challenges the validity or enforceability of any of Patent Rights and Licensee ceases to receive revenue from the Licensed Products affected, any payments due Skinvisible will be deferred until such time as the Patent Rights are determined to be valid or enforceable by a final judgment of a court of competent jurisdiction from which no appeal can be or is taken or when Licensee begins receiving revenue from the affected Licensed Products.

17.0    Use of Names

Nothing contained in this Agreement will be construed as conferring any right to use in advertising, publicity or other promotional activities any name, trade name, trademark or other designation of a party hereto including any contraction, abbreviation or simulation of any of the foregoing, unless the express written permission of the other party has been obtained, provided that both parties may state the existence of this Agreement and the fact that both parties entered into it.

18.0   Representations and Warranties

18.1 Skinvisible Representations. Skinvisible represents and warrants as of the Effective Date of this Agreement that it: (a) has an ownership interest in the Patent Rights; (b) the list of the Patent Rights contained in Appendix A is accurate and complete in all respects; (c) has the right to grant the license in and to Patent Rights set forth in this Agreement; and (d) it has not granted any licenses under the Patent Rights in the Field, except to Ovation Sciences Inc. for Cannabis products only as defined in Appendix B - Field, which would conflict with the rights granted herein.

18.2 Disclaimers. Nothing in this Agreement will be construed as:

18.2.1 A representation or warranty by Skinvisible as to the patentability, validity, scope, or usefulness of Patent Rights;

18.2.2 A representation or warranty by Skinvisible that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of third-party patents or other proprietary rights, or Skinvisible patents or other proprietary rights not included in Patent Rights;

18.2.3 An obligation to bring or prosecute actions or suits against third parties for patent infringement;

18.2.4 An obligation to furnish any know-how not provided in Patent Rights; or

SKINVISIBLE EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, WHETHER EXPRESS OR IMPLIED, PERTAINING TO THE MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE PATENT RIGHTS, THE LICENSED PRODUCTS, OR ANYTHING ELSE LICENSED, DISCLOSED, OR OTHERWISE PROVIDED TO LICENSEE UNDER THIS AGREEMENT. SKINVISIBLE'S TOTAL LIABILITY UNDER THIS AGREEMENT IS LIMITED TO THE COSTS AND FEES PAID TO SKINVISIBLE UNDER THIS AGREEMENT.

19.0Indemnification

19.1INDEMNIFICATION BY LICENSEE. EACH PARTY WILL NOTIFY THE OTHER OF ANY CLAIM, LAWSUIT OR OTHER PROCEEDING RELATED TO THE PATENT RIGHTS. LICENSEE AGREES THAT IT WILL DEFEND, INDEMNIFY AND HOLD HARMLESS SKINVISIBLE, ITS AFFILIATES OR ASSIGNS, ITS FACULTY MEMBERS, SCIENTISTS, RESEARCHERS, EMPLOYEES, OFFICERS, TRUSTEES AND AGENTS AND EACH OF THEM (THE “INDEMNIFIED PARTIES”), FROM AND

AGAINST ANY AND ALL CLAIMS, CAUSES OF ACTION, LAWSUITS OR OTHER PROCEEDINGS (THE “CLAIMS”) FILED OR OTHERWISE INSTITUTED AGAINST ANY OF THE INDEMNIFIED PARTIES RELATED DIRECTLY OR INDIRECTLY TO OR ARISING OUT OF THE DESIGN, PROCESS, MANUFACTURE OR USE BY LICENSEE, ITS SUBLICENSEEES OR ANY OF THEIR CUSTOMERS OF THE LICENSED PRODUCTS AND ANY EMBODIMENT OF THE PATENT RIGHTS; PROVIDED, HOWEVER, THAT SUCH INDEMNITY WILL NOT APPLY TO ANY CLAIMS ARISING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PARTY. LICENSEE WILL ALSO ASSUME RESPONSIBILITY FOR ALL COSTS AND EXPENSES RELATED TO SUCH CLAIMS FOR WHICH IT IS OBLIGATED TO INDEMNIFY THE INDEMNIFIED PARTIES PURSUANT TO THIS PARAGRAPH 19.1, INCLUDING, BUT NOT LIMITED TO, THE PAYMENT OF ALL REASONABLE ATTORNEYS' FEES AND COSTS OF LITIGATION OR OTHER DEFENSE.

19.2INDEMNIFICATION BY SKINVISIBLE. SKINVISIBLE AGREES THAT IT WILL DEFEND, INDEMNIFY AND HOLD HARMLESS LICENSEE, SUBLICENSEES AND THEIR EMPLOYEES, CONSULTANTS, DIRECTORS,  OFFICERS, CUSTOMERS AND AGENTS AND EACH OF THEM (THE “INDEMNIFIED PARTIES”), FROM AND AGAINST ANY AND ALL CLAIMS, CAUSES OF ACTION, LAWSUITS OR OTHER PROCEEDINGS (THE “CLAIMS”) FILED OR OTHERWISE INSTITUTED BY THIRD PARTIES AGAINST ANY OF THE INDEMNIFIED PARTIES RELATED DIRECTLY OR INDIRECTLY TO OR ARISING OUT OF THE BREACH OF SKINVISIBLE OF ITS REPRESENTATIONS IN SECTION 18.1 OF THIS AGREEMENT; PROVIDED, HOWEVER, THAT SUCH INDEMNITY WILL NOT APPLY TO ANY CLAIMS ARISING FROM THE NEGLIGENCE, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PARTY. SKINVISIBLE WILL ALSO ASSUME RESPONSIBILITY FOR ALL COSTS AND EXPENSES RELATED TO SUCH CLAIMS FOR WHICH IT IS OBLIGATED TO INDEMNIFY THE INDEMNIFIED PARTIES PURSUANT TO THIS PARAGRAPH 19.2, INCLUDING, BUT NOT LIMITED TO, PAYMENT OF ALL REASONABLE ATTORNEYS’ FEES AND COSTS OF LITIGATION OR OTHER DEFENSE.

19.3NOTICE. IT SHALL BE A CONDITION PRECEDENT TO AN INDEMNIFIED PARTY’S RIGHT TO SEEK INDEMNIFICATION UNDER PARAGRAPH 19.1 OR 19.2 THAT SUCH PARTY SHALL (A) PROMPTLY NOTIFY THE INDEMNIFYING PARTY OF A CLAIM AS SOON AS IT BECOMES AWARE OF SUCH CLAIM, (B) ALLOW THE INDEMNIFYING PARTY TO ASSUME CONTROL OF THE DEFENSE OF SUCH CLAIM, AND (C) COOPERATE WITH THE INDEMNIFYING PARTY IN SUCH DEFENSE.

19.4Special Damages. Neither party shall be liable for any indirect, special, consequential, or other similar damages whatsoever whether grounded in tort, strict liability, contract or otherwise. The Skinvisible shall not have any responsibility or liability whatsoever with respect to Licensed Products.

20.0Applicable Laws

20.1Compliance with Laws. Licensee will abide by all applicable federal, state, and local laws and regulations pertaining to the management and commercial deployment of Licensed Products under this Agreement.

20.2Export Control Laws. It is understood that Skinvisible is subject to United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes, and other commodities (including the Arms Export Control Act, as amended, and the Export Administration Act of 1979), and that its obligations hereunder are contingent on compliance with applicable United States export laws and regulations. The transfer of certain technical data and commodities may require a license from the United States Government and/or written assurances by Licensee that Licensee will not export data or commodities to certain foreign countries without prior approval of the United States Government. Skinvisible represents neither that a license will not be required nor that, if required, such a license will be issued.

20.3Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Nevada, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws.  In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the State of Nevada or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Nevada or the United States District Court for the District of Nevada, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 20.3, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with this Agreement.

21.0Dispute Resolution

21.1The parties will negotiate in good faith any controversy or disputed claim by either party arising under or related to this Agreement. If no resolution of such controversy or disputed claim is reached between the parties within ninety days of the commencement of negotiations, then either party may proceed to resort to the courts of the State of Nevada for resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of  Nevada and to the jurisdiction of the United States District Court for the State of Nevada for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Nevada or the United States District Court for the State of Nevada, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.  The parties agree that the remedy at law for any breach or threatened breach by a party may, by its nature, be inadequate, and that in addition to damages, the other parties will be entitled to a restraining order, temporary and permanent injunctive relief, specific performance, and other appropriate equitable relief, without showing or proving that any monetary damage has been sustained.

21.2WAIVER OF JURY TRIAL:  EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF.  THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.  THIS SUBSECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS.  EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

23.0  Prevailing Party. In any action at Law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

24.0General

24.1Severability. If any provision of this Agreement will be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not be in any way affected or impaired thereby.

24.2No Waiver. No omission or delay of either party hereto in requiring due and punctual fulfillment of the obligations of any other party hereto will be deemed to constitute a waiver by such party of its rights to require such due and punctual fulfillment, or of any other of its remedies hereunder.

24.3Amendments. No amendment or modification hereof will be valid or binding upon the parties unless it is made in writing, cites this Agreement, and is signed by duly authorized representatives of Skinvisible and Licensee.

24.4Assignment. This Agreement, and any rights or obligations hereunder, may be assigned by Skinvisible but will not be assigned, transferred, or delegated in whole or in part by Licensee, except in connection with a merger of Licensee or a sale of all or substantially all of Licensee’s assets, without Skinvisible’s express written approval, such approval not to be unreasonably withheld. Any attempted assignment, transfer or delegation in breach of this provision will be deemed to be void and to have no effect, and will entitle Skinvisible to terminate this Agreement upon written notice to Licensee. Except as otherwise provided, this Agreement will be binding upon and inure to the benefit of the parties’ successors and lawful assigns.

24.5Headings. The headings of the several sections of this Agreement are inserted for convenience and reference only, and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

24.6Skinvisible's Disclaimers. Neither Skinvisible, its Affiliates or Assigns, nor any of its faculty members, scientists, researchers, employees, officers, trustees or agents assume any responsibility for the manufacture, product specifications, sale, or use of the Licensed Products that are manufactured by or sold by Licensee.  Skinvisible makes no guaranty that the Licensed Products can be developed or will be clinically effective for the intended outcome or receive regulatory approval in any jurisdictions of the Territory.

24.7No Endorsement. By entering into this Agreement, Skinvisible neither directly nor indirectly endorses any product or service provided, or to be provided, by Licensee whether directly or indirectly related to this Agreement. Licensee will not state or imply that this Agreement is an endorsement by Skinvisible or its employees.

24.8Independent Contractors. The parties hereby acknowledge and agree that each is an independent contractor and that neither party will be considered to be the agent, representative, master or servant of the other party for any purpose whatsoever, and that neither party has any authority to enter into a contract, to assume any obligation, or to give warranties or representations on behalf of the other party. Nothing in this relationship will be construed to create a relationship of joint venture, partnership, fiduciary or other similar relationship between the parties.

24.9Reformation. The parties hereby agree that neither party intends to violate any public policy, statutory or common law, rule, regulation, treaty or decision of any government agency or executive body thereof of any country or community or association of countries, and that if any word, sentence, paragraph or clause or combination thereof of this Agreement is found, by a court or executive body with judicial powers having jurisdiction over this Agreement or any of the  parties hereto, in a final, unappealable order, to be in violation of any such provision in any country or community or association of countries, such words, sentences, paragraphs or clauses or combination will be inoperative in such country or community or association of countries, and the remainder of this Agreement will remain binding upon the parties   hereto.

24.10Force Majeure. No liability hereunder will result to a party by reason of delay in performance caused by force majeure, that is, circumstances beyond the reasonable control of the Party, including, without limitation, acts of God, fire, flood, earthquake, war, terrorism, civil unrest, labor unrest, or shortage of or inability to obtain material or equipment.

24.11Survival. Paragraphs 5.2 (Confidential Information) and 11.7, 11.8 and 11.10 (Term and Termination); and Articles 10.0 (Record Keeping), 18.0 (Representations and Warranties), 19.0 (Indemnification), 20.0 (Applicable Law), 21.0 (Dispute Resolution) and 22.0 (Attorneys Fees), and other provisions that by their context would survive, will survive the termination of this Agreement.

24.12Entire Agreement. This Agreement embodies the entire understanding of the parties and supersedes all previous communications, representations, or understandings, either oral or written, between the parties relating to the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first written above.

QUOIN PHARMACEUTICALS, INC.		SKINVISIBLE PHARMACEUTICALS, INC.

By:	/s/ Michael Myers	By:	/s/ Terry Howlett

Name:	Michael Myers	Name:	Terry Howlett

Title:	Chairman / CEO	Title:	President & CEO

Date:		Date:

APPENDIX A

Patent Rights as of the Effective Date

Application Date	Reg. No.	Registration Date	Title	Expiry Date
1/4/2000	6582683	6/24/2003	DERMAL BARRIER COMPOSITION	1/4/2020
8/20/2001	6756059	6/29/2004	TOPICAL COMPOSITION, TOPICAL COMPOSITION PRECURSOR, AND METHODS FOR MANUFACTURING AND USING	8/20/2021
8/15/2005	7674471	3/9/2010	TOPICAL COMPOSITION, TOPICAL COMPOSITION PRECURSOR, AND METHODS FOR MANUFACTURING AND USING	2/27/2024
5/23/2002	8481058	7/9/2013	TOPICAL COMPOSITION, TOPICAL COMPOSITION PRECURSOR, AND METHODS FOR MANUFACTURING AND USING	1/4/2020
3/14/2005	8318818	11/27/2012	TOPICAL COMPOSITION, TOPICAL COMPOSITION PRECURSOR, AND METHODS FOR MANUFACTURING AND USING	7/10/2025
10/19/2007	9149490	10/6/2015	ACNE TREATMENT COMPOSITION AND METHODS FOR USING	2/17/2029
4/14/2009	8299122	10/30/2012	METHOD FOR STABILIZING RETINOIC ACID, RETINOIC ACID CONTAINING COMPOSITION, AND METHOD OF USING A RETINOIC ACID CONTAINING COMPOSITION	4/14/2029
2/5/2010	8735422	5/27/2014	CATIONIC PHARMACEUTICALLY ACTIVE INGREDIENT CONTAINING COMPOSITION, AND METHODS FOR MANUFACTURING AND USING	4/10/2030

APPENDIX B

Field

•	Orphan Rare Skin Diseases including those listed below utilizing any compound with the exception of Cannabis as defined below in Exclusions

•	Netherton Syndrome
•	Epidermolysis Bullosa (Simplex, Dystrophic, Recessive Dystrophic, Junctional)
•	Autosomal Recessive Congenital Ichthyosis
•	Zunich-Kaye Syndrome
•	Sjogren-Larsson Syndrome
•	Lamellar Ichthyosis
•	Kindler Syndrome
•	Ichthyosiform Erythroderma

•

Transdermal and topical ketamine products (“Ketamine Product”) for all indications whether currently identified or unidentified by Licensee except for Cannabis as defined below in Exclusions. For the avoidance of doubt, Skinvisible shall retain and may develop and commercialize or out-license rights to develop and commercialize competing products that contain an active ingredient other than ketamine, in all its forms, in the same indication as Licensee’s Ketamine Products.

Exclusions:  Field excludes the right to any Licensed Product that contains any form of cannabis, whether from marijuana or hemp, whether natural, synthetic or otherwise derived, or hemp seed oil (“Cannabis”).